Exhibit 99.1

Report of independent registered public accounting firm (PCAOB ID 1424)	2

Financial statements of SECCO	3

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Shanghai Secco Petrochemical Company Limited

We have audited the accompanying financial statements of Shanghai Secco Petrochemical Company Limited (the “Company”), which comprise the balance sheet as of December 31, 2020, and the related income statements, statements of changes in owners’ equity and cash flows for the each of the two years in the period ended December 31, 2020.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the requirements of Accounting Standards for Business Enterprises in the People’s Republic of China; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in accordance with the requirements of Accounting Standards for Business Enterprises in the People’s Republic of China.

Other Matter

The accompanying balance sheet of the Company as of December 31, 2021, and the related income statement, statements of changes in owners’ equity and cash flows for the year then ended are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2021 financial statements to be audited and they are therefore not covered by this report.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 28, 2021

Shanghai Secco Petrochemical Company Limited

Balance sheets as at 31 December 2020 and 2021*

(Expressed in Renminbi Yuan)

	Note	31 December 2020	31 December 2021*
Assets
Current assets
Cash at bank and on hand	6	5,220,636,789	3,282,751,042
Accounts receivable	7	311,442,789	251,529,912
Financial assets at fair value through other comprehensive income	8	501,351,308	260,065,209
Advances to suppliers	9	14,331,782	22,771,842
Other receivables	10	2,159,178	41,376,432
Inventories	11	1,491,289,838	2,205,453,196
Current portion of non-current assets	12	100,000,000	—
Other current assets	13	2,789,514,813	2,171,547

Total current assets		10,430,726,497	6,066,119,180

Non-current assets
Fixed assets	14	3,518,620,901	3,166,903,848
Construction in progress	15	366,781,634	203,497,772
Right-of-use assets	16	5,836,350	367,711
Intangible assets	17	636,781,767	627,505,136
Long term prepaid expenses	18	171,104,899	135,014,349
Deferred tax assets	19	—	48,291,526
Other non-current assets	20	1,400,000,000	1,553,779,369

Total non-current assets		6,099,125,551	5,735,359,711

Total assets		16,529,852,048	11,801,478,891

Liabilities and owner’s equity
Current liabilities
Accounts payable		1,289,854,156	1,787,137,217
Contract liabilities	21	499,509,916	415,450,821
Employee benefits payable	22	112,141,221	105,573,340
Taxes payable	5(3)	801,649,672	316,126,213
Other payables	23	9,800,936	2,755,463,900
Non-current liabilities maturing within one year	24	5,324,226	111,639
Other current liabilities	25	64,936,289	54,008,607

Total current liabilities		2,783,216,416	5,433,871,737

Non-current liabilities
Lease liabilities	26	177,384	65,747
Deferred tax liabilities	19	32,303,370	—

Total non-current liabilities		32,480,754	65,747

Total liabilities		2,815,697,170	5,433,937,484

Owners’ equity
Paid-in capital	27	7,800,811,272	500,000,000
Capital surplus	28	1,454,646	1,454,646
Specific reserve	29	—	—
Surplus reserve	30	2,740,182,899	3,052,773,285
Undistributed profits		3,171,706,061	2,813,313,476

Total owners’ equity		13,714,154,878	6,367,541,407

Total liabilities and owners’ equity		16,529,852,048	11,801,478,891

*	Not covered by the independent auditor’s report included herein

The accompanying notes form an integral part of these financial statements.

Legal representative	General manager	Head of accounting department	(Company stamp)
Zhang Minglong	Zhang Minglong	Lu Daoqing

Shanghai Secco Petrochemical Company Limited

Income statements for the year ended 31 December 2019, 2020 and 2021*

(Expressed in Renminbi Yuan)

	Note	2019	2020	2021*
Revenue	32	28,341,032,354	21,626,059,244	29,723,223,208

Less: Cost of sales		22,754,564,625	17,269,274,588	25,170,369,009
Taxes and surcharges	33	127,686,385	47,163,147	68,615,664
Selling and distribution expenses		579,571,851	545,058,651	171,618,022
General and administrative expenses		654,455,677	778,238,133	384,640,241
R&D expenses		4,254,778	10,829,389	15,954,174
Financial income - net	34	(292,922,019)	(162,465,492)	(228,367,775)
Including: Interest expenses		11,596,955	6,019,753	2,682,042
Interest income		304,332,698	172,009,089	232,479,017
Add: Other income	35	23,025,485	10,958,322	16,387,830
Investment income	36	—	58,535,901	46,328,616
Net reversal of impairment losses on financial assets		—	1,040,393	—
Asset impairment losses	37	(25,475,861)	(6,787,522)	(127,513,762)
Losses on disposal of assets		(4,973,598)	—	—

Operating profit		4,505,997,083	3,201,707,922	4,075,596,557

Add: Non-operating income	38	2,928,815	15,062,370	4,305,837
Less: Non-operating expenses	38	1,880,328	8,546,265	13,581,464

Total profit		4,507,045,570	3,208,224,027	4,066,320,930

Less: Income tax expenses	39	1,123,459,835	795,424,371	940,417,068

Net profit		3,383,585,735	2,412,799,656	3,125,903,862

Including: Net profit from continuing operations		3,383,585,735	2,412,799,656	3,125,903,862
Net profit from discontinued operations		—	—	—

Other comprehensive income		—	—	—

Total comprehensive income		3,383,585,735	2,412,799,656	3,125,903,862

*	Not covered by the independent auditor’s report included herein

The accompanying notes form an integral part of these financial statements.

Legal representative	General manager	Head of accounting department	(Company stamp)
Zhang Minglong	Zhang Minglong	Lu Daoqing

Shanghai Secco Petrochemical Company Limited

Cash flow statements for the year ended 31 December 2019, 2020 and 2021*

(Expressed in Renminbi Yuan)

	Note	2019	2020	2021*
Cash flows generated from operating activities:
Cash received from sales of goods or rendering of services		28,004,355,856	21,427,685,227	28,606,446,224
Refund of taxes and surcharges		—	53,504	374,419
Cash received from other operating activities		41,945,698	181,540,815	151,007,619

Sub-total of cash inflows		28,046,301,554	21,609,279,546	28,757,828,262

Cash paid for goods and services		(21,227,092,727)	(16,695,409,936)	(22,606,453,710)
Cash paid to and on behalf of employees		(483,492,318)	(506,833,430)	(577,421,410)
Payments of taxes and surcharges		(1,658,917,753)	(1,209,305,980)	(2,035,109,503)
Cash paid to other operating activities		(75,470,234)	(78,693,377)	(90,970,900)

Sub-total of cash outflows		(23,444,973,032)	(18,490,242,723)	(25,309,955,523)

Net cash flows generated from operating activities	41(1)	4,601,328,522	3,119,036,823	3,447,872,739

Cash flows (used in) / generated from investing activities:
Cash received from entrusted loans		—	2,000,000,000	2,000,000,000
Cash received from returns on investments		—	62,048,056	49,108,333
Cash received from disposal of fixed assets		1,265,183	1,314,386	—
Cash received from other investing activities		304,332,698	120,834,086	1,252,602,486

Sub-total of cash inflows		305,597,881	2,184,196,528	3,301,710,819

Cash paid to acquire fixed assets, intangible assets and other long-term assets		(306,686,064)	(378,975,254)	(318,538,272)
Cash paid for entrusted loans		—	(4,000,000,000)	—
Cash paid to other investing activities		(90,000,000)	(2,140,000,000)	(1,450,000,000)

Sub-total of cash outflows		(396,686,064)	(6,518,975,254)	(1,768,538,272)

Net cash flows (used in) / generated from investing activities		(91,088,183)	(4,334,778,726)	1,533,172,547

Cash flows used in financing activities:
Cash received from borrowings		500,000,000	—	—

Sub total of cash inflows		500,000,000	—	—

Cash repayments of borrowings		—	(500,000,000)	—
Cash payments for distribution of profits		(2,537,000,000)	(2,368,000,000)	(3,171,706,061)
Payment for capital reduction		—	—	(4,650,645,401)
Cash payments for interest expenses		(6,550,592)	(5,222,150)	—
Cash paid to other financing activities		(6,123,689)	(6,378,698)	(5,746,724)

Sub-total of cash outflows		(2,549,674,281)	(2,879,600,848)	(7,828,098,186)

Net cash flows used in financing activities		(2,049,674,281)	(2,879,600,848)	(7,828,098,186)

Effect of foreign exchange rate changes on cash and cash equivalents		620,568	(2,504,130)	(832,847)

Net increase / (decrease) in cash and cash equivalents	41(2)	2,461,186,626	(4,097,846,881)	(2,847,885,747)
Add: Cash and cash equivalents at beginning of year		6,817,297,044	9,278,483,670	5,180,636,789

Cash and cash equivalents at end of year	41(3)	9,278,483,670	5,180,636,789	2,332,751,042

*	Not covered by the independent auditor’s report included herein

The accompanying notes form an integral part of these financial statements.

Legal representative	General manager	Head of accounting department	(Company stamp)
Zhang Minglong	Zhang Minglong	Lu Daoqing

Shanghai Secco Petrochemical Company Limited

Statements of changes in owner’s equity for the years ended 31 December 2019, 2020 and 2021*

(Expressed in Renminbi Yuan)

	Note	Paid-in capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits	Total owners’ equity
Balance at 1 January 2019		7,800,811,272	1,454,646	—	2,160,544,360	2,859,959,209	12,822,769,487
Movements for the year ended 31 December 2019

Net profit		—	—	—	—	3,383,585,735	3,383,585,735
Profit distribution
- Appropriation to surplus reserve		—	—	—	338,358,573	(338,358,573)	—
- Distribution for owners		—	—	—	—	(2,537,000,000)	(2,537,000,000)
Specific reserve
- Accrued		—	—	37,018,671	—	—	37,018,671
- Utilized		—	—	(37,018,671)	—	—	(37,018,671)

Balance at 31 December 2019		7,800,811,272	1,454,646	—	2,498,902,933	3,368,186,371	13,669,355,222

Balance at 1 January 2020		7,800,811,272	1,454,646	—	2,498,902,933	3,368,186,371	13,669,355,222

Movements for the year ended 31 December 2020

Net profit		—	—	—	—	2,412,799,656	2,412,799,656
Profit distribution	31
- Appropriation to surplus reserve		—	—	—	241,279,966	(241,279,966)	—
- Distribution for owners		—	—	—	—	(2,368,000,000)	(2,368,000,000)
Specific reserve	29
- Accrued		—	—	39,036,294	—	—	39,036,294
- Utilized		—	—	(39,036,294)	—	—	(39,036,294)

Balance at 31 December 2020		7,800,811,272	1,454,646	—	2,740,182,899	3,171,706,061	13,714,154,878

Balance at 1 January 2021		7,800,811,272	1,454,646	—	2,740,182,899	3,171,706,061	13,714,154,878
Movements for the year ended 31 December 2021*

Net profit		—	—	—	—	3,125,903,862	3,125,903,862
Owner’s contributions
- Capital reduction		(7,300,811,272)	—	—	—	—	(7,300,811,272)
Profit distribution	31
- Appropriation to surplus reserve		—	—	—	312,590,386	(312,590,386)	—
- Distribution for owners		—	—	—	—	(3,171,706,061)	(3,171,706,061)
Specific reserve	29
- Accrued		—	—	28,523,706	—	—	28,523,706
- Utilized		—	—	(28,523,706)	—	—	(28,523,706)

Balance at 31 December 2021*		500,000,000	1,454,646	—	3,052,773,285	2,813,313,476	6,367,541,407

*	Not covered by the independent auditor’s report included herein

The accompanying notes form an integral part of these financial statements.

Legal representative	General manager	Head of accounting department	(Company stamp)
Zhang Minglong	Zhang Minglong	Lu Daoqing

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

1	Company status

Shanghai Secco Petrochemical Company Limited (“the Company”) was a Sino-foreign equity joint venture established in Shanghai, the People’s Republic of China (“the PRC”) in 2001 by China Petroleum and Chemical Corporation (“Sinopec Corp.”), Sinopec Shanghai Petrochemical Company Limited (“SPC”) and BP Chemicals East China Investments Limited (“BPCECIL”). The original registered capital and paid-in capital of the Company both were USD 901,440,964. Sinopec Corp., SPC and BPCECIL held 30%, 20% and 50% equity interest in the Company, respectively. The Company commenced its active operation on 31 March 2005, and the approved period of operation is 50 years.

On 24 October 2013 and 25 November 2013, Sinopec Corp., SPC and BPCECIL amended the Equity Joint Venture Contract and Articles of Association to progressively increase the registered capital of the Company from USD 901,440,964 to USD 1,051,526,582. The total increased registered capital would be contributed by Sinopec Corp., SPC and BPCECIL in proportion to their respective shareholding in the Company by instalments. In 2013 and 2014, the Company received paid-in capital contributed by Sinopec Corp., SPC and BPCECIL in proportion to their respective shareholding in the Company by instalments, totalling to USD 58,430,374 (equivalent to RMB 357,226,095). The capital has been verified by PricewaterhouseCoopers Zhong Tian LLP and Shanghai Huayi Accountant Office Co., Ltd. with verification reports PricewaterhouseCoopers Zhongtian Yanzi (2013) No. 872 and Hua Yanzi (2014) No. 002 issued, respectively.

On 27 April 2017, Sinopec Corp. and Sinopec Shanghai Gaoqiao Petrochemical Company Limited (“Gaoqiao Petrochemical”) (subsidiary of Sinopec Corp.) entered into an agreement with BPCECIL, according to which Gaoqiao Petrochemical purchased 50% equity in the Company from BPCECIL. On 26 October 2017, the Company was transformed from a “Sino-foreign joint venture” to an “other limited liability corporation”.

According to the resolution of the Board of Directors on 9 July 2021, the Company’s paid-in capital has reduced from RMB 7,800,811,272 to RMB 500,000,000, all owners of the Company has reduced their capital in proportion to their shareholding ratios.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

The Company’s approved scope of business operations mainly comprises the production of ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatic hydrocarbons and by-products; sales of these products and purchased raw materials; as well as provision of related after-sales services and technical consultation with respect to such main petrochemical products and by-products; it is also engaged in polymers application development and providing ancillary utilities engineering services to suppliers and processors.

These financial statements were approved for issue by the Company’s responsible persons on 23 March 2022.

2	Basis of preparation

The financial statements are prepared in accordance with the Accounting Standards for Business Enterprises—Basic Standard, the specific accounting standards and other relevant regulations issued by the Ministry of Finance on 15 February 2006 and in subsequent periods (hereafter collectively referred to as “the Accounting Standards for Business Enterprises” or “CAS”).

The financial statements have been prepared on the going concern basis.

(1)	Statement of compliance

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises or referred to as China Accounting Standards (“CAS”) issued by the Ministry of Finance (“MOF”). These financial statements present truly and completely the financial position of the Company as at 31 December 2021, 2020 and 2019, and the financial performance and the cash flows of the Company for the years then ended.

(2)	Accounting year

The accounting year of the Company is from 1 January to 31 December.

(3)	Functional currency and presentation currency

The Company’s functional currency is Renminbi and these financial statements are presented in Renminbi.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

3	Significant accounting policies and accounting estimates

(1)	Translation of foreign currencies

When the Company receives capital in foreign currencies from investors, the capital is translated to Renminbi at the spot exchange rate at the date of the receipt. Other foreign currency transactions are, on initial recognition, translated to Renminbi at the spot exchange rates on the dates of the transactions.

Monetary items denominated in foreign currencies are translated to Renminbi at the spot exchange rate at the balance sheet date. The resulting exchange differences are generally recognized in profit or loss, unless they arise from the re-translation of the principal and interest of specific borrowings for the acquisition, construction or production of qualifying assets. Non-monetary items that are measured at historical cost in foreign currencies are translated to Renminbi using the exchange rate at the transaction date.

(2)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily withdrawn on demand, and short-term, highly liquid investments that are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(3)	Inventories

Inventories include raw materials, work in progress and finished goods, and are measured at the lower of cost and net realizable value.

Cost is determined using the weighted average method. The cost of finished goods and semi-finished products comprise raw materials, direct labor and systematically allocated production overhead based on the normal production capacity. Turnover materials include low value consumables and packaging materials, and are expensed when issued.

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realizable value. Net realizable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

The Company adopts the perpetual inventory system.

(4)	Fixed assets

Fixed assets comprise buildings, specialized machinery and equipment, general machinery and equipment, office and other equipment. Fixed assets purchased or constructed by the Company are initially measured at cost at the time of acquisition.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Company and the related cost can be reliably measured. The carrying amount of the replaced part is derecognized. All the other subsequent expenditures are recognized in profit or loss for the period in which they are incurred.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for asset impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The estimated useful lives, the estimated net residual values expressed as a percentage of cost and the annual depreciation rates of fixed assets are as follows:

	Estimated useful life	Residual value rate	Depreciation rate
Plant and buildings	12 to 40 years	3%	2.43% to 8.08%
Specialized machinery and equipment	5 to 30 years	3%	3.23% to 19.40%
General machinery and equipment	4 to 20 years	3%	4.85% to 24.25%
Office and other equipment	5 years	0%	20.00%
Motor vehicles	8 to 10 years	3%	9.70% to 12.13%
Machinery and equipment	4 to 14 years	3%	6.93% to 24.25%

The estimated useful life and the estimated net residual value of a fixed asset and the depreciation method applied to the asset are reviewed, and adjusted as appropriate at each year-end.

A fixed asset is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of a fixed asset net of its carrying amount and related taxes and expenses is recognized in profit or loss for the current period.

(5)	Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalization and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation is charged starting from the following month.

(6)	Leases

Lease is a kind of contract whereby, within a certain period of time, the lessor transfers the right-of-use of assets to lessee in order to obtain benefits.

(a)	The Company as the lessee

The Company recognize the right-of-use assets at the beginning of the lease period and the lease liabilities at the present value of the outstanding lease payments. Lease payments include fixed payments and payments to be made if it is reasonably determined that the option to buy or to terminate the lease option will be exercized. The variable rent, which is determined by a certain percentage of sales, is not included in the lease payment and is recorded into the current profit and loss when it actually occurs. The Company will be paid from the balance sheet date within one year (including one year) of the lease liabilities, as a non-current liabilities maturing within one year.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

The right-of-use assets of the Company including leased houses and buildings, plant and machinery equipment, means of transport and others. The right-of-use assets are initially measured at cost, which includes the initial measurement of the lease liability, the lease payment paid on or before the lease period, the initial direct expenses, etc., and deducts the lease incentive received. Where the Company is able to reasonably determine the ownership of the leased assets upon the expiration of the lease term, depreciation of the leased assets shall be calculated and withdrawn within the remaining service life of the leased assets; If it is not reasonable to determine whether the ownership of the leased asset can be acquired at the end of the lease term, the depreciation shall be calculated within the shorter period between the lease term and the remaining useful life of the leased asset. When the recoverable amount is lower than the book value of the asset, the Company writes down the book value to the recoverable amount.

For short-term leases with a lease term of no more than 12 months, the Company chooses not to recognize the right-of-use assets and lease liabilities, and records the relevant rental expenses into the current profits and losses or related asset costs according to the straight-line method during each period of the lease term.

(7)	Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and asset impairment losses (see Note 3(11)(b)).

For an intangible asset with finite useful life, its cost less estimated residual value and accumulated asset impairment losses is amortized using the straight-line method over its estimated useful life. The respective amortization periods for such intangible assets are as follows:

Amortization period
Land use rights	47 years
Patents	10 years
Software	2 to 10 years

Useful lives and amortization methods of intangible asset with finite useful life are reviewed at least at each year-end.

If the acquisition costs of the land use rights and the buildings located thereon cannot be reasonably allocated between the land use rights and the buildings, all of the acquisition costs are recognized as fixed assets.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

(8)	Research and development

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at the end of the project.

Expenditure on the research phase is recognized in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalized only if all of the following conditions are satisfied:

•	it is technically feasible to complete the intangible asset so that it will be available for use or sale;

•	management intends to complete the intangible asset, and use or sell it;

•	it can be demonstrated how the intangible asset will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the intangible asset; and

•	the expenditure attributable to the intangible asset

Other development expenditures that do not meet the conditions above are recognized in profit or loss in the period in which they are incurred. Development costs previously recognized as expenses are not recognized as an asset in a subsequent period. Capitalized expenditure on the development phase is presented as development costs in the balance sheet and transferred to intangible assets at the date that the asset is ready for its intended use.

(9)	Long-term prepaid expenses

Long-term prepaid expenses mainly include the catalyst expenditures that have been incurred but should be recognized as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses are amortized on the straight-line basis over the expected beneficial period and are presented at actual expenditure net of accumulated amortization.

Catalysts are amortized on the straight-line basis over their useful lives of 1.5 to 10 years.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

(10)	Financial instruments

Financial instruments include cash at bank and on hand, receivables, payables, paid-in capital and etc.

(a)	Recognition and initial measurement of financial assets and financial liabilities

A financial asset or financial liability is recognized in the balance sheet when the Company becomes a party to the contractual provisions of a financial instrument.

A financial asset or financial liability is measured initially at fair value. For financial assets and financial liabilities at fair value through profit or loss, any related directly attributable transaction costs are charged to profit or loss; for other categories of financial assets and financial liabilities, any related directly attributable transaction costs are included in their initial costs. A trade receivable, without significant financing component or practical expedient applied for one year or less contracts, is initially measured at the transaction price in accordance with Note 3(16).

(b)	Classification and subsequent measurement of financial assets

(i)	Classification of financial assets

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. On initial recognition, a financial asset is classified as measured at amortized cost, at fair value through other comprehensive income (“FVOCI”), or at fair value through profit or loss (“FVTPL”).

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis. The instrument meets the definition of equity from the perspective of the issuer.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The business model refers to how the Company manages its financial assets in order to generate cash flows. That is, the Company’s business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets or both. The Company determines the business model for managing the financial assets according to the facts and based on the specific business objective for managing the financial assets determined by the Company’s key management personnel.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin. The Company also assesses whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

(ii)	Subsequent measurement of financial assets

•	Financial assets at FVTPL

These financial assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss unless the financial assets are part of a hedging relationship.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

•	Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship shall be recognized in profit or loss when the financial asset is derecognized, reclassified, through the amortization process or in order to recognize impairment gains or losses.

•	Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, impairment and foreign exchange gains and losses are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss.

•	Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to undistributed profits.

(c)	Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as measured at FVTPL or amortized cost.

•	Financial liabilities at FVTPL

A financial liability is classified as at FVTPL if it is classified as held-for-trading (including derivative financial liability) or it is designated as such on initial recognition.

Financial liabilities at FVTPL are subsequently measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss, unless the financial liabilities are part of a hedging relationship.

•	Financial liabilities at amortized cost

These financial liabilities are subsequently measured at amortized cost using the effective interest method.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

(d)	Offsetting

Financial assets and financial liabilities are generally presented separately in the balance sheet, and are not offset. However, a financial asset and a financial liability are offset and the net amount is presented in the balance sheet when both of the following conditions are satisfied:

•	the Company currently has a legally enforceable right to set off the recognized amounts;

•	the Company intends either to settle on a net basis, or to realize the financial asset and settle the financial liability simultaneously.

(e)	Derecognition of financial assets and financial liabilities

Financial asset is derecognized when one of the following conditions is met:

•	the Company’s contractual rights to the cash flows from the financial asset expire;

•	the financial asset has been transferred and the Company transfers substantially all of the risks and rewards of ownership of the financial asset; or

•

the financial asset has been transferred, although the Company neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, it does not retain control over the transferred asset.

Where a transfer of a financial asset in its entirety meets the criteria for derecognition, the difference between the two amounts below is recognized in profit or loss:

•	the carrying amount of the financial asset transferred measured at the date of derecognition;

•

the sum of the consideration received from the transfer and, when the transferred financial asset is a debt investment at FVOCI, any cumulative gain or loss that has been recognized directly in other comprehensive income for the part derecognized.

The Company derecognizes a financial liability (or part of it) only when its contractual obligation (or part of it) is extinguished.

(f)	Equity instrument

The consideration received from the issuance of equity instruments net of transaction costs is recognized in shareholders’ equity. Consideration and transaction costs paid by the Company for repurchasing self-issued equity instruments are deducted from shareholders’ equity.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

(11)	Impairment of assets

Except for impairment of assets set out in Notes 3(3) and (15), impairment of assets is accounted for using the following principles:

(a)	Impairment of financial instruments

The Company recognizes loss allowances for expected credit loss (ECL) on:

•	financial assets measured at amortized cost;

•	debt investments measured at FVOCI.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

The maximum period considered when estimating ECLs is the maximum contractual period (including extension options) over which the Company is exposed to credit risk.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the balance sheet date (or a shorter period if the expected life of the instrument is less than 12 months).

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECL. ECLs on these financial assets are estimated using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the balance sheet date.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

Except for trade receivables, the Company measures loss allowance at an amount equal to 12-month ECL for the following financial instruments, and at an amount equal to lifetime ECL for all other financial instruments.

•	If the financial instrument is determined to have low credit risk at the balance sheet date;

•	If the credit risk on a financial instrument has not increased significantly since initial recognition.

Financial instruments that have low credit risk

The credit risk on a financial instrument is considered low if the financial instrument has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Company compares the risk of default occurring on the financial instrument assessed at the balance sheet date with that assessed at the date of initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort, including forward-looking information. In particular, the following information is taken into account:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and;

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Company.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Company considers a financial asset to be in default when:

•	the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or

•	the financial asset is more than 90 days past due.

Credit-impaired financial assets

At each balance sheet date, the Company assesses whether financial assets carried at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the borrower or issuer;

•	a breach of contract, such as a default in interest or principal payments;

•	for economic or contractual reasons relating to the borrower’s financial difficulty, the Company having granted to the borrower a concession that would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

Presentation of allowance for ECL

ECLs are remeasured at each balance sheet date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Company recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for debt investments that are measured at FVOCI, for which the loss allowance is recognized in other comprehensive income.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. A write-off constitutes a derecognition event. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(b)	Impairment of other assets

The carrying amounts of the following assets are reviewed at each balance sheet date based on internal and external sources of information to determine whether there is any indication of impairment:

•	fixed assets

•	construction in progress

•	right-of-use assets

•	intangible assets

•	long-term prepaid expenses.

If any indication exists, the recoverable amount of the asset is estimated.

An asset group is composed of assets directly related to cash generation and is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or asset groups.

The recoverable amount of an asset (or asset group, set of asset groups) is the higher of its fair value (see Note 3(12)) less costs to sell and its present value of expected future cash flows.

The present value of expected future cash flows of an asset is determined by discounting the future cash flows, estimated to be derived from continuing use of the asset and from its ultimate disposal, to their present value using an appropriate pre-tax discount rate.

An asset impairment loss is recognized in profit or loss when the recoverable amount of an asset is less than its carrying amount. A provision for impairment of the asset is recognized accordingly. Asset impairment losses related to an asset group or a set of asset groups are to reduce the carrying amount of the other assets in the asset group or set of asset groups on a pro rata basis. However, such allocation would not reduce the carrying amount of an asset below the highest of its fair value less costs to sell (if measurable), its present value of expected future cash flows (if determinable) and zero.

Once an asset impairment loss is recognized, it is not reversed in a subsequent period.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

(12)	Fair value measurement

Unless otherwise specified, the Company measures fair value as follows:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When measuring fair value, the Company takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach.

(13)	Employee benefits

Employee benefits refer to all forms of consideration or compensation given by the Company in exchange for service rendered by employees or for termination of employment relationship, which include short-term employee benefits, post-employment benefits, termination benefits and other long-term employee benefits.

(a)	Short-term employee benefits

Short-term employee benefits include employee wages or salaries, bonus, allowances and subsidies, staff welfare, premiums or contributions on medical insurance, work injury insurance and maternity insurance, housing funds, union running costs and employee education costs. The short term employee benefits actually occurred are recognized as a liability in the accounting period in which the service is rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets. Non-monetary benefits are measured at fair value.

(b)	Post-employment benefits

The Company classifies post-employment benefit plans as either defined contribution plans or defined benefit plans. Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into a separate fund and will have no obligation to pay further contributions; and defined benefit plans are post-employment benefit plans other than defined contribution plans. During the reporting period, the Company’s post-employment benefits mainly include the premiums or contributions on basic pensions and unemployment insurance, both of which belong to defined contribution plans.

Basic pensions

The Company’s employees participate in the basic pension plan set up and administered by local authorities of Ministry of Human Resource and Social Security. Monthly payments of premiums on the basic pensions are calculated according to prescribed bases and percentages by relevant local authorities. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. The amounts based on the above calculations are recognized as liabilities in the accounting period in which the service has been rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

(c)	Termination benefits

The Company provides compensation for terminating the employment relationship with employees before the end of the employment contracts or as an offer to encourage employees to accept voluntary redundancy before the end of the employment contracts. The Company recognizes a liability arising from compensation for termination of the employment relationship with employees, with a corresponding charge to profit or loss for the current period at the earlier of the following dates: 1) when the Company cannot unilaterally withdraw an employment termination plan or a curtailment proposal; 2) when the Company recognizes costs or expenses for a restructuring that involves the payment of termination benefits.

The termination benefits expected to be settled within one year since the balance sheet date are classified as current liabilities.

(14)	Provisions

Provisions for product warranties and onerous contracts, are recognized when the Company has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognized as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

The provisions expected to be settled within one year since the balance sheet date are classified as current liabilities.

(15)	Income tax

Current tax and deferred tax are recognized in profit or loss.

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset only if the Company has a legally enforceable right to set them off and also intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases, which include the deductible tax losses and

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

tax credits carried forward to subsequent periods. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized.

At the balance sheet date, deferred tax is measured based on the tax consequences that would follow from the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates enacted at the balance sheet date that are expected to be applied in the period when the asset is recovered or the liability is settled.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date, and is reduced to the extent that it is no longer probable that the related tax benefits will be utilized. Such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all of the following conditions are met:

•	the taxable entity has a legally enforceable right to offset current tax liabilities and assets, and

•	they relate to income taxes levied by the same tax authority on either:

•	the same taxable entity; or

•

different taxable entities which intend either to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(16)	Revenue recognition

The Company shall, when the customer acquires control over the relevant goods or services, recognize the income at the amount of consideration to which it is expected to be entitled.

The following is the description of accounting policies regarding revenue from the Company’s principal activities:

(a)	Sales of goods

The Company manufactures and sells ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatic hydrocarbons and other chemical products and plastic raw materials to distributors. Sales are recognized when control of the products has transferred, being when the products are delivered to and accepted by the customer. The Company delivers the products to the specific location in accordance with the sales contract, and recognized as revenues when the customer confirms receipt of the products. Revenue excludes value added tax and is after deduction of any estimated trade discounts.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

(17)	Government grants

Government grants refer to the monetary or non-monetary assets obtained by the Company from the government, including tax return and financial subsidy.

Government grants are recognized when the grants can be received and the Company can comply with all attached conditions. If a government grant is a monetary asset, it will be measured at the amount received or receivable. If a government grant is a non-monetary asset, it will be measured at its fair value. If it is unable to obtain its fair value reliably, it will be measured at its nominal amount.

Government grants related to assets refer to government grants which are obtained by the Company for the purposes of purchase, construction or acquisition of the long-term assets. Government grants related to income refer to the government grants other than those related to assets.

Government grants related to assets are either deducted against the carrying amount of the assets, or recorded as deferred income and recognized in profit or loss on a systemic basis over the useful lives of the assets. Government grants related to income that compensate the future costs, expenses or losses are recorded as deferred income and recognized in profit or loss, or deducted against related costs, expenses or losses in reporting the related expenses; government grants related to income that compensate the incurred costs, expenses or losses are recognized in profit or loss, or deducted against related costs, expenses or losses directly in current period. The Company applies the presentation method consistently to the similar government grants in the financial statements.

Government grants that are related to ordinary activities are included in operating profit, otherwise, they are recorded in non-operating income or expenses.

(18)	Safety production costs

According to the decision of the State Council on Further Strengthening the work of production safety (Guofa No.2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No.35 2010) and Safe production costs extraction and use of management practices (Caiqi No.16 2012) issued by the Ministry of Finance and the national production safety supervision administration on 2 February 2012, The Company extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The safety production costs, accrued in accordance with the above regulations, shall be charged in relevant costs or profit and loss, and in the specific reserve. Safety production costs, which belong to expenses, directly offset the special reserves. If the costs formed into fixed assets, the special reserves shall be offset according to the cost forming into fixed assets, and recognize the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

(19)	Profit distributions to owners

Distributions of profit proposed in the profit appropriation plan to be approved after the balance sheet date are not recognized as a liability at the balance sheet date but are disclosed in the notes separately.

(20)	Related parties

If a party has the power to control, jointly control or exercize significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties.

(21)	Significant accounting estimates and judgements

The Company continually evaluates the critical accounting estimates and key judgements applied based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Critical judgments in applying the accounting policies

Classification of financial assets

The Company in determining the classification of financial assets involved in the major judgments including business model and contract cash flow characteristics of the analysis.

The Company determines the business model of managing financial assets at the level of financial asset portfolio, taking into account such factors as the way of evaluating and reporting the performance of financial assets to key managers, the risk and management methods that affect the performance of financial assets, and the ways in which relevant business managers are paid, etc.

When the Company evaluates whether the contract cash flow of financial assets is consistent with the basic loan arrangement, there are the following main judgments: whether the time distribution or amount of principal may change within the duration due to prepayment or other reasons; whether interest include only the time value of money, credit risk, other basic lending risks, and consideration of costs and profits. For example, whether the prepayment amount reflect only the principal outstanding and the interest based on the principal outstanding, as well as the reasonable compensation paid for the early termination of the contract.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

(b)	Critical accounting estimates and key assumptions

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting year are outlined below:

(i)	Estimated useful lives and net residual values of fixed assets and other long-term assets

The Company assessed the estimated useful lives of fixed assets and other long-term assets in line with historical experience based on the actual useful lives of assets with similar nature or function. If there are significant changes in estimated useful lives and net residual values, depreciation or amortization expenses for future periods are adjusted.

(ii)	Provision for decline in the value of inventories

Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for decline in the value of inventories. Net realizable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, costs to completion, costs necessary to make the sale and related taxes. If the actual selling prices are lower or the costs to completion are higher than estimated, the actual allowance for decline in the value of inventories would be higher than estimated.

(iii)	Income taxes

As there are some transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business, significant judgement is required from the Company in determining the provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iv)	Impairments for non-current assets

At the end of each reporting period, the Company tests for impairment for non-current assets for which certain events or changes in circumstances indicate that the carrying amount may not be recoverable. If circumstances indicate that the carrying amount of non-current assets may not be recoverable, an impairment loss may be recognized in profit or loss for the excess of the carrying amounts over the recoverable amounts.

The recoverable amount of assets or CGUs are the higher of the fair value less costs of disposal and value in use. As the fair value of certain assets or CGUs may not be The recoverable amount of an asset or a cash-generating unit (“CGU”) (a portion of which related to certain production facilities) are the higher of the fair value less costs of disposal and value in use. In estimating the present value of future cash flows, significant judgments are required regarding the volume of production, selling price,

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

related operating costs and discount rate to be used in calculating the present value of the asset or CGUs. In estimating recoverable amounts, the Company uses all relevant information available, including projections of production volumes, selling prices and related operating costs based on reasonable and supportable assumptions.

4	Changes in accounting policies

In 2021, the Company has adopted the following newly revised accounting standards and implementation guidance and illustrative examples issued by the MOF, mainly include:

•

The Accounting Treatment of COVID-19-Related Rent Concessions (Caikuai [2020] No.10) and Notice of Extending the Applicable Period of ‘Accounting Treatment of COVID-19 Related Rent Concessions’ (Caikuai [2021] No.9)

•	CAS Bulletin No.14 (Caikuai [2021] No.1) (“Bulletin No.14”)

(1)	Caikuai [2020] No.10 and Caikuai [2021] No.9

The Accounting Treatment of COVID-19 Related Rent Concessions (Caikuai [2020] No.10) provides practical expedient under certain conditions for rent concessions occurring as a direct consequence of the COVID-19 pandemic. If the company choose to adopt the practical expedient, then there is no need to assess whether there is a lease change or reassess the lease classification. In combination of the requirements of Caikuai [2021] No.9, such practical expedient is only applicable to any reduction in lease payments due before 30 June 2022. Cumulative effects of adopting the above regulations are adjusted to the opening undistributed profits or other comprehensive income for the year 2021. Comparative information is not restated.

The adoption of the above regulations does not have significant effect on the financial position and financial performance of the Company.

(2)	Bulletin No.14

Bulletin No.14 takes effect on 26 January 2021 (implementation date).

Benchmark interest rate reform

Bulletin No.14 introduces the accounting and disclosure requirements for the modification of financial instruments and lease liabilities resulting from the benchmark interest rate reform. Transactions related to the benchmark interest rate reform that occurred before 31 December 2020 and during 1 January 2021 to the implementation date are subject to retrospective adjustments. Cumulative effects are adjusted to the opening undistributed profits or other comprehensive income for the year 2021. Comparative information is not restated.

The adoption of Bulletin No.14 does not have significant effect on the financial position and financial performance of the Company.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

5	Taxation

(1)	The types of taxes applicable to the Company’s include

Tax Name	Tax basis and applicable rate
Value added tax (“VAT”)	Output VAT is 6% or 9% or 13% of product sales and taxable services revenue, based on tax laws. The basis for VAT payable is to deduct input VAT from the output VAT for the period
City maintenance and construction tax	Before 1 September 2021, 1% of VAT paid; After 1 September 2021, 5% of VAT paid.
Educational surcharge	3% of VAT paid
Local educational surcharge	2% of VAT paid

(2)	Income tax

The statutory income tax rate of the Company is 25%. The applicable income tax rate for the year is the statutory rate (2019 and 2020: 25%).

Pursuant to the “Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances”(Cai Shui [2018] 54) issued by the State Administration of Taxation, during the period from 1 January 2018 to 31 December 2020, the cost of newly purchased equipment with the original cost less than RMB 5 million can be fully deducted against taxable profit in the next month after the asset is put into use, instead of being depreciated annually for tax filing.

(3)	Taxes payable

	31 December 2020	31 December 2021
	RMB	RMB
Unpaid VAT	189,015,795	63,240,335
Enterprise income tax payable	529,076,676	173,463,260
Environmental tax payable	65,488,100	65,275,459
Educational surcharge payable	9,196,156	3,162,017
Individual income tax payable	4,661,466	5,008,019
City maintenance and construction tax payable	1,839,231	3,162,016
Unpaid stamp tax	1,622,265	2,065,124
Unpaid land use tax	749,983	749,983

Total	801,649,672	316,126,213

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

6	Cash at bank and on hand

	31 December 2020	31 December 2021
	RMB	RMB
Deposits with banks
- RMB	5,144,434,008	3,246,711,253
- USD (translated into RMB)	36,202,781	36,039,789
Other cash balances (a)	40,000,000	—

Total	5,220,636,789	3,282,751,042

(a)	As at 31 December 2020, other cash balances RMB 40,000,000 is deposit for unconditional irrevocable Letter of Guarantee of RMB 400,000,000.

Cash and cash equivalents listed in the cash flow statement:

	31 December 2020	31 December 2021
	RMB	RMB
Cash at bank	5,180,636,789	3,282,751,042
Less: Time deposit (b)	—	950,000,000

Cash and cash equivalents	5,180,636,789	2,332,751,042

(b)

As at 31 December 2021, time deposits represent time deposit at bank of 18 months to three years of maturity which will expire within one year, and the annual interest rates are from 3.192% to 3.784% (31 December 2020: Nil).

7	Accounts receivable

(1)	Accounts receivable by customer type:

	31 December 2020	31 December 2021
	RMB	RMB
Receivables due from related parties	154,044,971	33,850,641
Accounts receivable from third parties	165,154,703	225,436,156

Sub-total	319,199,674	259,286,797

Less: Provision for bad debts	7,756,885	7,756,885

Total	311,442,789	251,529,912

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

(2)	The ageing analysis of accounts receivable is as follows:

	31 December 2020	31 December 2021
	RMB	RMB
Within 1 year (inclusive)	311,442,789	251,529,912
Over 1 year but within 2 years (inclusive)	—	—
Over 2 years but within 3 years (inclusive)	—	—
Over 3 years	7,756,885	7,756,885

Sub-total	319,199,674	259,286,797

Less: Provision for bad debts	7,756,885	7,756,885

Total	311,442,789	251,529,912

The ageing is counted starting from the date when accounts receivable are recognized.

(3)	Assessment of ECLs on accounts receivable:

For accounts receivables, regardless of whether exists the significant financing component, the Company measures the loss provision according to the lifetime expected credit losses.

(4)	Movements of provisions for bad debts:

	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	8,797,278	8,797,278	7,756,885
Additions during the year	—	—	—
Recoveries or reversals during the year	—	(1,040,393)	—

Balance at the end of the year	8,797,278	7,756,885	7,756,885

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

8	Financial assets at fair value through other comprehensive income

	31 December 2020	31 December 2021
	RMB	RMB
Financial assets at fair value through other comprehensive income	501,351,308	260,065,209

(1)

Due to the requirement of cash management, the Company discounted and endorsed part of the bank acceptance notes. The business model of bank acceptance notes management is for the purpose of collecting cash flow of contracts and sales. Therefore, the Company classified all notes receivable to financial assets measured at fair value and whose changes are included in other comprehensive income.

(2)

The Company has no single provision for impairment of the bank acceptance notes, with all provision was accrued by their expected credit loss. As at 31 December 2020 and 2021, the Company considers that no bank acceptance notes has significant credit risk, and will not suffer significant loss due to the violation of banks.

(3)	As at 31 December 2020 and 31 December 2021, the Company had no unmatured notes receivable that have been endorsed or discounted.

9	Advances to suppliers

	31 December 2020	31 December 2021
	RMB	RMB
Advances to suppliers	14,331,782	22,771,842

As at 31 December 2020 and 31 December 2021, the Company’s prepayment mainly refers to the prepayment of goods purchase, the aging of which is within one year.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

10	Other receivables

	31 December 2020	31 December 2021
	RMB	RMB
Refund of consumption tax payable (a)	—	28,448,944
Property rental deposits	1,472,346	12,911,288
Others	686,832	16,200

Total	2,159,178	41,376,432

As at 31 December 2020 and 2021, all other receivables were aged within one year except for property rental deposits. No other receivables were past due but unimpaired. Provision for bad debts was not required as assessed by management of the Company.

(a)

According to regulations of the Interim Measures for Consumption Tax Refunding (Exempting) on Naphtha and Fuel Used in Production of Ethylene and Arene Chemical Products issued by the State Administration of Taxation, eligible enterprises, which use naphtha and fuel to produce ethylene and arene chemical products, can enjoy tax rebate for consumption tax. As at 31 December 2021, the Company had made a tax refund application to the local tax bureau and confirmed that the consumption tax refund of RMB 28,448,944 would be received (31 December 2020: RMB 187,343,266). As at 31 December 2020, the balance was presented in the account of Other current assets.

11	Inventories

(1)	An analysis of inventories by category for the year is as follows:

	31 December 2020	31 December 2021
	RMB	RMB
Raw materials	868,768,228	1,321,363,602
Semi-finished products	272,934,389	555,997,481
Finished goods	426,167,130	333,877,632
Goods in transit	—	130,226,977

Sub-total	1,567,869,747	2,341,465,692

Less: Provision for decline in the value of inventories	(76,579,909)	(136,012,496)

Total	1,491,289,838	2,205,453,196

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

(2)	An analysis of provision for decline in the value of inventories of the Company is as follows:

	Balance at 1 January 2019	Provision made for the year	Written back during the year Transferred out	Balance at 31 December 2019
	RMB	RMB	RMB	RMB
Raw materials	77,265,513	2,042,798	(3,915,674)	75,392,637
Semi-finished products	12,046,489	4,834,980	(12,046,490)	4,834,979
Finished goods	19,375,177	2,423,291	(19,375,176)	2,423,292

Total	108,687,179	9,301,069	(35,337,340)	82,650,908

	Balance at 1 January 2020	Provision made for the year	Written back during the year Transferred out	Balance at 31 December 2020
	RMB	RMB	RMB	RMB
Raw materials	75,392,637	2,508,089	(5,600,250)	72,300,476
Semi-finished products	4,834,979	2,752,574	(4,834,980)	2,752,573
Finished goods	2,423,292	1,526,859	(2,423,291)	1,526,860

Total	82,650,908	6,787,522	(12,858,521)	76,579,909

	Balance at 1 January 2021	Provision made for the year	Written back during the year Transferred out	Balance at 31 December 2021
	RMB	RMB	RMB	RMB
Raw materials	72,300,476	26,762,508	(1,996,635)	97,066,349
Semi-finished products	2,752,573	26,554,107	(2,752,574)	26,554,106
Finished goods	1,526,860	12,392,039	(1,526,858)	12,392,041

Total	76,579,909	65,708,654	(6,276,067)	136,012,496

12	Current portion of non-current assets

	31 December 2020	31 December 2021
	RMB	RMB
Bank deposits	100,000,000	—

As at 31 December 2020, the other non-current assets within one year of RMB 100,000,000 was 18-month bank deposits with the annual rate of 3.192% in Shanghai Rural Commercial Bank, Jinshan branch, which will be due in October 2021.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

13	Other current assets

	Note	31 December 2020	31 December 2021
		RMB	RMB
Entrusted loans	(1)	2,000,000,000	—
Time deposits	(2)	600,000,000	—
Refund of consumption tax payable	Note 10(a)	187,343,266	—
Others		2,171,547	2,171,547

Total		2,789,514,813	2,171,547

(1)

As at 31 December 2020, the entrusted loan of RMB 2,000,000,000 was the entrusted loan lent to Sinopec Corp. through China Merchants Bank, Shanghai branch, with an annual interest rate of 3.55% from 28 August 2020 to 27 August 2021.

(2)	As at 31 December 2020, time deposit of RMB 600,000,000 was one-year time deposit with an annual interest rate of 2.25% in Minsheng Bank of China, Jinshan branch, which will be due on 12 August 2021.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

14	Fixed assets

	Plant and buildings	Machinery and equipment	Motor vehicles	Office and other equipment	Total
	RMB	RMB	RMB	RMB	RMB
Cost
Balance at 31 December 2019	1,356,895,824	19,888,882,481	11,963,804	215,862,397	21,473,604,506
Transfers from construction in progress (Note 15)	3,020,477	71,344,872	953,321	17,506,521	92,825,191
Other increases during the year	2,484,547	33,023,075	1,038,226	25,877,835	62,423,683
Disposals during the year	—	(64,550,631)	(2,357,084)	(8,488,360)	(75,396,075)

Balance at 31 December 2020	1,362,400,848	19,928,699,797	11,598,267	250,758,393	21,553,457,305

Less: Accumulated depreciation
Balance at 31 December 2019	(919,042,418)	(16,426,310,546)	(5,020,144)	(128,305,819)	(17,478,678,927)
Charge for the year	(50,592,366)	(547,935,231)	(1,098,077)	(24,523,504)	(624,149,178)
Decrease during the year	—	57,886,029	1,909,838	8,195,834	67,991,701

Balance at 31 December 2020	(969,634,784)	(16,916,359,748)	(4,208,383)	(144,633,489)	(18,034,836,404)

Carrying amounts
At 31 December 2020	392,766,064	3,012,340,049	7,389,884	106,124,904	3,518,620,901

At 31 December 2019	437,853,406	3,462,571,935	6,943,660	87,556,578	3,994,925,579

	Plant and buildings	Specialized machinery and equipment	General machinery and equipment	Office and other equipment	Motor vehicles	Machinery and equipment	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
Balance at 31 December 2020	1,362,400,848	19,928,699,797	—	—	11,598,267	250,758,393	21,553,457,305
Transfers from construction in progress (Note 15)	7,354,242	229,893,477	24,174,512	—	—	—	261,422,231
Other increases during the year	1,303,787	29,177,331	10,941,680	3,924,580	—	—	45,347,378
Reclassification during the year	104,437,291	(188,982,524)	325,549,776	21,352,117	(11,598,267)	(250,758,393)	—
Disposals during the year	(991,050)	(50,030,703)	(7,908,577)	(119,347)	—	—	(59,049,677)

Balance at 31 December 2021	1,474,505,118	19,948,757,378	352,757,391	25,157,350	—	—	21,801,177,237

Less: Accumulated depreciation
Balance at 31 December 2020	(969,634,784)	(16,916,359,748)	—	—	(4,208,383)	(144,633,489)	(18,034,836,404)
Charge for the year	(45,718,875)	(561,948,667)	(33,774,586)	(4,269,835)	—	—	(645,711,963)
Decrease during the year	329,819	38,258,737	7,569,715	116,707	—	—	46,274,978
Reclassification during the year	(77,210,951)	127,193,874	(183,732,050)	(15,092,745)	4,208,383	144,633,489	—

Balance at 31 December 2021	(1,092,234,791)	(17,312,855,804)	(209,936,921)	(19,245,873)	—	—	(18,634,273,389)

Carrying amounts
At 31 December 2021	382,270,327	2,635,901,574	142,820,470	5,911,477	—	—	3,166,903,848

At 31 December 2020	392,766,064	3,012,340,049	—	—	7,389,884	106,124,904	3,518,620,901

In 2021, the amounts of depreciation expenses charged cost of sales, selling and distribution expenses, general and administrative expenses and research and development expenses were RMB 624,184,556, RMB 235,451, RMB20,778,324 and RMB513,632 (2019: RMB 609,665,198, RMB 1,067,539, RMB 12,461,713 and RMB 25,511; 2020: RMB 610,002,606, RMB 1,120,980, RMB 12,881,160 and RMB 144,432), respectively.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

15	Construction in progress

RMB
Cost
Balance at 1 January 2020	264,025,605
Additions during the year	216,939,987
Transferred to fixed assets (note 14)	(92,825,191)
Transferred to intangible assets (note 17)	(21,358,767)

Balance at 31 December 2020	366,781,634

Less: Provision for impairment
Balance at 1 January 2020 and 31 December 2019	—
Charge for the year	—

Balance at 31 December 2020	—

Carrying amounts
At 31 December 2020	366,781,634

At 31 December 2019	264,025,605

RMB
Cost
Balance at 1 January 2021	366,781,634
Additions during the year	220,463,538
Transferred to fixed assets (note 14)	(261,422,231)
Decrease due to other reasons	(19,425,759)
Transferred to intangible assets (note 17)	(41,094,302)

Balance at 31 December 2021	265,302,880

Less: Provision for impairment
Balance at 1 January and 31 December 2020	—
Charge for the year	(61,805,108)

Balance at 31 December 2021	(61,805,108)

Carrying amounts
At 31 December 2021	203,497,772

At 31 December 2020	366,781,634

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

The construction in progress balance of the Company is mainly production and environmental protection equipment installation programs.

16	Right-of-use assets

(1)	As a lessee

	Buildings	Vehicles and other equipments	Total
	RMB	RMB	RMB
Cost
Balance at 1 January 2020	4,750,391	341,021	5,091,412
Increase during the year	10,704,710	323,880	11,028,590
Decrease during the year	(4,750,391)	(341,021)	(5,091,412)

Balance at 31 December 2020	10,704,710	323,880	11,028,590

Less: Accumulated depreciation
Balance at 1 January 2020	(4,344,038)	(227,347)	(4,571,385)
Amortization during the year	(5,544,613)	(167,654)	(5,712,267)
Decrease during the year	4,750,391	341,021	5,091,412

Balance at 31 December 2020	(5,138,260)	(53,980)	(5,192,240)

Carrying amounts
At 31 December 2020	5,566,450	269,900	5,836,350

At 31 December 2019	406,353	113,674	520,027

	Buildings	Vehicles and other equipments	Total
	RMB	RMB	RMB
Cost
Balance at 1 January 2021	10,704,710	323,880	11,028,590
Decrease during the year	(5,994,638)	(71,973)	(6,066,611)

Balance at 31 December 2021	4,710,072	251,907	4,961,979

Less: Accumulated depreciation
Balance at 1 January 2021	(5,138,260)	(53,980)	(5,192,240)
Amortization during the year	(5,360,384)	(108,255)	(5,468,639)
Decrease during the year	5,994,638	71,973	6,066,611

Balance at 31 December 2021	(4,504,006)	(90,262)	(4,594,268)

Carrying amounts
At 31 December 2021	206,066	161,645	367,711

At 31 December 2020	5,566,450	269,900	5,836,350

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

17	Intangible assets

	Land use rights	Patents	Software	Total
	RMB	RMB	RMB	RMB
Cost
Balance at 31 December 2019	770,966,668	1,023,538,065	185,704,494	1,980,209,227
- Additions during the year	—	—	2,404,471	2,404,471
- Transferred from construction in progress (Note 15)	—	1,415,094	19,943,673	21,358,767

Balance at 31 December 2020	770,966,668	1,024,953,159	208,052,638	2,003,972,465

Less: Accumulated amortization
Balance at 31 December 2019	(245,211,653)	(962,302,623)	(105,984,636)	(1,313,498,912)
Provision during the year	(16,429,844)	(11,550,210)	(25,711,732)	(53,691,786)

Balance at 31 December 2020	(261,641,497)	(973,852,833)	(131,696,368)	(1,367,190,698)

Carrying amounts
At 31 December 2020	509,325,171	51,100,326	76,356,270	636,781,767

At 31 December 2019	525,755,015	61,235,442	79,719,858	666,710,315

	Land use rights	Patents	Software	Total
	RMB	RMB	RMB	RMB
Cost
Balance at 31 December 2020	770,966,668	1,024,953,159	208,052,638	2,003,972,465
- Additions during the year	—	—	3,065,615	3,065,615
- Transferred from construction in progress (Note 15)	—	—	41,094,302	41,094,302

Balance at 31 December 2021	770,966,668	1,024,953,159	252,212,555	2,048,132,382

Less: Accumulated amortization
Balance at 31 December 2020	(261,641,497)	(973,852,833)	(131,696,368)	(1,367,190,698)
Provision during the year	(16,429,844)	(11,201,198)	(25,805,506)	(53,436,548)

Balance at 31 December 2021	(278,071,341)	(985,054,031)	(157,501,874)	(1,420,627,246)

Carrying amounts
At 31 December 2021	492,895,327	39,899,128	94,710,681	627,505,136

At 31 December 2020	509,325,171	51,100,326	76,356,270	636,781,767

In 2021, the amortization of intangible assets was RMB 53,436,548 (2019: RMB 48,746,949, 2020: RMB 53,691,786).

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

18	Long-term prepaid expenses

	Balance at 31 December 2019	Additions during the year	Amortization during the year	Balance at 31 December 2020
	RMB	RMB	RMB	RMB
Catalyst	92,032,651	120,303,190	(42,269,451)	170,066,390
Improvements to fixed assets held under operating leases	2,077,018	—	(1,038,509)	1,038,509

	94,109,669	120,303,190	(43,307,960)	171,104,899

	Balance at 31 December 2020	Additions during the year	Amortization during the year	Balance at 31 December 2021
	RMB	RMB	RMB	RMB
Catalyst	170,066,390	18,596,307	(53,648,348)	135,014,349
Improvements to fixed assets held under operating leases	1,038,509	—	(1,038,509)	—

	171,104,899	18,596,307	(54,686,857)	135,014,349

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

19	Deferred tax assets and liabilities

	Deferred tax assets/(liabilities)
	Balance at the beginning of 2020	Current year increase/ decrease charged to profit or loss	Balance at the end of 2020
	RMB	RMB	RMB
Provision for decline in the value of inventories	20,662,727	(1,517,749)	19,144,978
Bad debt provision for accounts receivables	2,199,320	(260,099)	1,939,221
Accrued environmental tax	15,909,685	—	15,909,685
Sales cut-off adjustments	2,673,234	6,867,039	9,540,273
Difference in depreciation of fixed assets (deferred tax assets)	3,212,605	76,992	3,289,597
Undeclared assets disposals	1,572,249	1,669,511	3,241,760
Differences in amortization of long - term prepaid expenses	1,075,218	473,879	1,549,097
Differences in amortization of intangible assets	45,857	(45,857)	—
Difference in depreciation of fixed assets (deferred tax liabilities)	(60,076,596)	(26,841,385)	(86,917,981)

Total	(12,725,701)	(19,577,669)	(32,303,370)

	Deferred tax assets/(liabilities)
	Balance at the beginning of 2021	Current year increase/ decrease charged to profit or loss	Balance at the end of 2021
	RMB	RMB	RMB
Provision for decline in the value of inventories	19,144,978	14,858,147	34,003,125
Provision for impairment of fixed assets and construction in progress	—	15,451,277	15,451,277
Bad debt provision for accounts receivables	1,939,221	—	1,939,221
Accrued environmental tax	15,909,685	—	15,909,685
Sales cut-off adjustments	9,540,273	(9,540,273)	—
Difference in depreciation of fixed assets (deferred tax assets)	3,289,597	66,809,389	70,098,986
Undeclared assets disposals	3,241,760	1,998,953	5,240,713
Differences in amortization of long - term prepaid expenses	1,549,097	(1,531,005)	18,092
Difference in depreciation of fixed assets (deferred tax liabilities)	(86,917,981)	(7,451,592)	(94,369,573)

Total	(32,303,370)	80,594,896	48,291,526

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

At the balance sheet date, the deferred tax assets and liabilities on the balance sheet, after offsetting each other, were as follows:

	31 December 2020	31 December 2021
	RMB	RMB
Deferred tax assets, net	—	48,291,526
Deferred tax liabilities, net	(32,303,370)	—

Total	(32,303,370)	48,291,526

As at 31 December 2020 and 2021, the Company’s deferred tax assets were recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized in the next year.

20	Other non-current assets

	31 December 2020	31 December 2021
	RMB	RMB
Bank deposits
- Agricultural bank of China (1)	500,000,000	500,000,000
- China Merchants bank (2)	300,000,000	—
- Rural Commercial bank (3)	100,000,000	—
Time deposits
- Bank of Communication (4)	500,000,000	—
- China Everbright Bank (5)	—	500,000,000
- China Industrial Bank (6)	—	500,000,000
Construction materials	—	34,874,025
Prepayment for machineries	—	18,905,344

Total	1,400,000,000	1,553,779,369

(1)

As at 31 December 2020, bank deposits included three-year deposit of RMB 500,000,000 in Agricultural Bank of China, Shanghai Jinshan branch, with an annual interest rate of 3.784%, which will be due on 28 December 2023.

(2)

As at 31 December 2020, bank deposits included three-year deposit of RMB 300,000,000 in China Merchants bank, Shanghai Jinshan branch, with an annual interest rate of 3.7%, which will be due on 27 December 2022. As at 31 December 2021, the balance was presented in the account of Cash at bank in current asset as it will be due within one year.

(3)

As at 31 December 2020, bank deposits included 18-month deposit of RMB 100,000,000 in Rural Commercial bank, Shanghai Jinshan branch, with an annual interest rate of 3.192%, which will be due on 7 February 2022. As at 31 December 2021, the balance was presented in the account of Cash at bank in current asset as it will be due within one year.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

(4)

As at 31 December 2020, time deposits of RMB 500,000,000 was three-year deposit in Bank of Communications, Shanghai branch, with an annual interest rate of 3.3%, which will be due on 18 January 2022. As at 31 December 2021, the balance was presented in the account of Cash at bank in current asset as it will be due within one year.

(5)

As at 31 December 2021, time deposits of RMB 500,000,000 (31 December 2020:Nil) was three-year deposit in China Everbright Bank, Shanghai Nanshi branch, with an annual interest rate of 3.700%, which will be due on 1 February 2024.

(6)

As at 31 December 2021, time deposits of RMB 500,000,000 (31 December 2020:Nil) was three-year deposit in China Industrial Bank, Shanghai branch, with an annual interest rate of 3.650%, which will be due on 5 January 2024.

21	Contract liabilities

	31 December 2020	31 December 2021
	RMB	RMB
Advances from customers	499,509,916	415,450,821

22	Employee benefits payable

	Note	31 December 2020	31 December 2021
		RMB	RMB
Short-term employee benefits	(1)	101,769,050	99,965,532
Defined contribution plans payable	(2)	10,372,171	5,607,808

Total		112,141,221	105,573,340

(1)	Short-term employee benefits

	Balance at 31 December 2019	Accrued during the year	Paid during the year	Balance at 31 December 2020
	RMB	RMB	RMB	RMB
Wages and salaries, bonus, allowances and subsidies	20,000,000	365,791,386	(365,791,386)	20,000,000
Staff welfare	—	15,851,789	(15,851,789)	—
Social security contributions	3,248,212	25,912,421	(24,507,531)	4,653,102
- Medical insurance	2,329,992	23,961,308	(22,595,827)	3,695,473
- Work injury insurance	417,008	219,128	(214,702)	421,434
- Maternity insurance	501,212	1,731,985	(1,697,002)	536,195
Housing fund	—	30,918,864	(30,918,864)	—
Labour union fee	504,160	7,183,139	(6,855,073)	832,226
Employee education funds	—	4,586,266	(4,586,266)	—
Employees’ bonus and welfare fund	76,431,821	—	(148,099)	76,283,722
Termination benefits	—	708,684	(708,684)	—

Total	100,184,193	450,952,549	(449,367,692)	101,769,050

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

	Balance at 1 January 2021	Accrued during the year	Paid during the year	Balance at 31 December 2021
	RMB	RMB	RMB	RMB
Wages and salaries, bonus, allowances and subsidies	20,000,000	404,673,606	(404,673,606)	20,000,000
Staff welfare	—	17,329,504	(17,329,504)	—
Social security contributions	4,653,102	33,831,726	(35,632,799)	2,852,029
- Medical insurance	3,695,473	29,375,245	(30,679,767)	2,390,951
- Work injury insurance	421,434	2,027,544	(2,239,580)	209,398
- Maternity insurance	536,195	2,428,937	(2,713,452)	251,680
Housing fund	—	34,551,223	(34,551,223)	—
Labour union fee	832,226	7,924,676	(7,927,121)	829,781
Employee education funds	—	5,467,918	(5,467,918)	—
Employees’ bonus and welfare fund	76,283,722	—	—	76,283,722
Termination benefits	—	501,130	(501,130)	—

Total	101,769,050	504,279,783	(506,083,301)	99,965,532

(2)	Defined contribution plans payable

	Balance at 1 January 2020	Accrued during the year	Paid during the year	Balance at 31 December 2020
	RMB	RMB	RMB	RMB
Basic pensions	8,019,397	33,307,409	(32,634,662)	8,692,144
Unemployment insurance	199,431	1,042,063	(1,016,570)	224,924
Supplementary pensions	1,455,103	24,584,068	(24,584,068)	1,455,103

Total	9,673,931	58,933,540	(58,235,300)	10,372,171

	Balance at 1 January 2021	Accrued during the year	Paid during the year	Balance at 31 December 2021
	RMB	RMB	RMB	RMB
Basic pensions	8,692,144	48,071,927	(52,737,206)	4,026,865
Unemployment insurance	224,924	714,459	(813,543)	125,840
Supplementary pensions	1,455,103	27,589,451	(27,589,451)	1,455,103

Total	10,372,171	76,375,837	(81,140,200)	5,607,808

23	Other payables

	31 December 2020	31 December 2021
	RMB	RMB
Deposits	9,700,000	9,500,000
Capital reduction payable	—	2,650,165,871
Construction payable	—	92,861,068
Others	100,936	2,936,961

Total	9,800,936	2,755,463,900

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

24	Non-current liabilities maturing within one year

	Note	31 December 2020	31 December 2021
		RMB	RMB
Lease liabilities maturing within one year	26	5,324,226	111,639

25	Other current liabilities

	31 December 2020	31 December 2021
	RMB	RMB
Output VAT to be recognized	64,936,289	54,008,607

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

26	Lease liabilities

	31 December 2020	31 December 2021
	RMB	RMB
Lease liabilities	5,501,610	177,386
Less: current portion of non-current liabilities (Note 24)	(5,324,226)	(111,639)

Total	177,384	65,747

As at 31 December 2021, the Company had no lease payments related to lease contracts which had been signed but not been executed (31 December 2020: Nil).

27	Paid-in capital

The Company’s paid-in capital and registered capital structure at 31 December is as follows:

	2020		2021
	Amount	%	Amount	%
	RMB		RMB
Sinopec Corp	2,340,387,239	30	150,000,000	30
BPCECI	3,900,165,871	50	250,000,000	50
SPC	1,560,258,162	20	100,000,000	20

Total	7,800,811,272	100	500,000,000	100

According to the resolution of board of directors held on 12 July 2021, the Company’s shareholders Sinopec Corp, BPCECI and SPC reduced the capital of the Company by RMB 7,300,811,272 according to their shareholding ratio of 30%,50% and 20%, respectively. As of 31 December 2021, Sinopec Corp, BPCECI and SPC held the Company’s registered capital and paid-in capital of RMB 150,000,000, RMB 250,000,000 and RMB 100,000,000 respectively, with a shareholding ratio of 30%, 50% and 20% respectively.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

28	Capital surplus

31 December 2020 and 2021
RMB
Other capital surplus
- Transferred from special payable	1,964,000
Foreign currency capital translation difference	(509,354)

Total	1,454,646

29	Specific reserve

	2020	2021
	RMB	RMB
Balance at the beginning of the year	—	—
Increase during the year	39,036,294	28,523,706
Decrease during the year	(39,036,294)	(28,523,706)

Balance at the end of the year	—	—

30	Surplus reserve

	31 December 2019	Increase during the year	Decrease during the year	31 December 2020
	RMB	RMB	RMB	RMB
Reserve fund	133,718,997	—	—	133,718,997
Enterprise expansion fund	133,718,996	—	—	133,718,996
Statutory surplus reserve	1,181,242,859	241,279,966	—	1,422,522,825
Discretionary surplus reserve	1,050,222,081	—	—	1,050,222,081

	2,498,902,933	241,279,966	—	2,740,182,899

	31 December 2020	Increase during the year	Decrease during the year	31 December 2021
	RMB	RMB	RMB	RMB
Reserve fund	133,718,997	—	—	133,718,997
Enterprise expansion fund	133,718,996	—	—	133,718,996
Statutory surplus reserve	1,422,522,825	312,590,386	—	1,735,113,211
Discretionary surplus reserve	1,050,222,081	—	—	1,050,222,081

	2,740,182,899	312,590,386	—	3,052,773,285

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. The Company appropriate RMB 312,590,386 according to 10% of the net profit of 2021 (2019: RMB 338,358,573 to the statutory surplus reserve, 2020: RMB 241,279,966 to the statutory surplus reserve).

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

31	Undistributed profits

	2020	2021
	RMB	RMB
Undistributed profits at beginning of year	3,368,186,371	3,171,706,061
Add: Net profit for the current year	2,412,799,656	3,125,903,862

Less: Profit distribution
Profit distribution to equity owners	(2,368,000,000)	(3,171,706,061)
Appropriation to free surplus reserves	(241,279,966)	(312,590,386)

Undistributed profits at end of year	3,171,706,061	2,813,313,476

Pursuant to the resolution at the first meeting of the 24th Meeting of the Board of Directors dated 28 June 2021, the Company made profit distribution to shareholders amounting to RMB 3,171,706,061 for the current year (2019: RMB 2,537,000,000, 2020: RMB 2,368,000,000).

32	Revenue and cost of sales

	2019		2020		2021
	Revenue	Cost of sales	Revenue	Cost of sales	Revenue	Cost of sales
Main operations
- Sales of olefin	6,841,570,930	(5,681,433,226)	5,098,976,996	(4,246,257,694)	7,113,735,587	(6,326,093,477)
- Sales of polyethylene	5,573,911,137	(4,915,433,797)	4,994,277,463	(3,803,906,817)	5,741,835,673	(5,429,556,673)
- Sales of acrylonitrile	6,655,183,631	(4,884,698,483)	4,418,734,626	(3,676,021,011)	7,476,126,532	(5,536,514,979)
- Sales of styrene	3,671,395,008	(2,935,667,971)	2,394,141,160	(2,178,378,109)	3,407,790,936	(2,933,607,175)
- Sales of polystyrene	3,058,814,520	(2,229,600,357)	2,382,513,536	(1,699,238,708)	3,520,810,677	(2,740,722,490)
- Sales of polypropylene	2,360,998,975	(1,956,936,950)	2,186,126,691	(1,531,787,415)	2,273,269,124	(2,067,997,433)

Other operations	179,158,153	(150,793,841)	151,288,772	(133,684,834)	189,654,679	(135,876,782)

	28,341,032,354	(22,754,564,625)	21,626,059,244	(17,269,274,588)	29,723,223,208	(25,170,369,009)

The Company’s revenue is recognized at a certain point of time.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

33	Taxes and surcharges

	2019	2020	2021
	RMB	RMB	RMB
Educational surcharge	31,297,279	20,293,244	30,855,712
Stamp tax	11,977,922	9,931,997	11,779,005
Environmental protection tax	74,468,532	9,877,785	9,253,559
City maintenance and construction tax	6,941,519	4,058,649	13,725,651
Urban land utilization tax	2,999,933	2,999,933	2,999,933
Others	1,200	1,539	1,804

Total	127,686,385	47,163,147	68,615,664

34	Financial income - net

	2019	2020	2021
	RMB	RMB	RMB
Interest expenses	11,596,955	6,019,753	2,682,042

Less: interest income	(304,332,698)	(172,009,089)	(232,479,017)
Exchange (gains) / losses net	(616,344)	3,049,923	1,030,046
Others	430,068	473,921	399,154

Total	(292,922,019)	(162,465,492)	(228,367,775)

35	Other income

	2019 RMB	2020 RMB	2021 RMB	Asset- related/ Income- related
Refund for unemployment insurance	—	—	3,195,900	Income-related
Government subsidies for port construction	—	1,769,194	118,083	Income-related
Government subsidies for chemical industry zone	9,959,000	6,142,800	12,600,000	Income-related
Government subsidies for R&D project	12,294,000	2,623,000	—	Income-related
Others	772,485	423,328	473,847	Income-related

Total	23,025,485	10,958,322	16,387,830

36	Investment income

	2019	2020	2021
	RMB	RMB	RMB
Income from entrusted loans	—	58,535,901	46,328,616

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

37	Asset impairment losses

	2019	2020	2021
	RMB	RMB	RMB
Losses on decline in the value of inventories	(9,301,069)	(6,787,522)	(65,708,654)
Impairment loss of construction in progress	(16,174,792)	—	(61,805,108)

Total	(25,475,861)	(6,787,522)	(127,513,762)

38	Non-operating income and expenses

(1)	Non-operating income

	2019	2020	2021
	RMB	RMB	RMB
Long aging payables not to be paid	—	2,509,172	2,461,634
Suppliers penalty for breach of contracts	1,815,136	11,098,500	—
Gains on retirement of assets	—	—	281,442
Others	1,113,679	1,454,698	1,562,761

Total	2,928,815	15,062,370	4,305,837

(2)	Non-operating expenses

	2019	2020	2021
	RMB	RMB	RMB
Losses on retirement of assets	—	6,071,562	11,930,452
Donation expenses	203,583	2,016,652	200,000
Penalty expenses	1,660,000	450,000	—
Others	16,745	8,051	1,451,012

Total	1,880,328	8,546,265	13,581,464

39	Income tax expenses

(1)	Income tax expenses for the year represents

	2019	2020	2021
	RMB	RMB	RMB
Current tax expenses for the year	1,078,923,279	775,846,702	1,021,011,964
Changes in deferred tax assets/liabilities	44,536,556	19,577,669	(80,594,896)

Total	1,123,459,835	795,424,371	940,417,068

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

(2)	Reconciliation between income tax expense and accounting profit:

	2019	2020	2021
	RMB	RMB	RMB
Total profit	4,507,045,570	3,208,224,027	4,066,320,930
Income tax expenses calculated at applicable tax rates	1,126,761,393	802,056,007	1,016,580,232
Costs, expenses and losses not deductible for tax purposes	1,581,459	143,450	2,114,316
Super deduction of R&D expenses	—	—	(3,890,000)
Identify discrepancies arising from unregulated deferred income tax assets in previous years	(2,375,101)	—	(74,148,775)
Deductible temporary differences for which no deferred tax asset was recognized	(2,896,147)	(3,300,003)	—
True up for final settlement of enterprise income tax in respect of previous year	388,231	(3,475,083)	(238,705)

Income tax expenses	1,123,459,835	795,424,371	940,417,068

40	Supplement to income statement

The cost of sales, selling and administrative expenses, general and administrative expenses and R&D expenses in the income statements are listed as follows by nature:

	2019	2020	2021
	RMB	RMB	RMB
Changes in inventories of finished goods and semi-finished products	63,787,119	19,142,488	(195,053,026)
Consumed raw materials and low value consumables, etc.	21,582,322,285	16,117,811,082	23,345,177,320
Employee benefits	484,452,626	509,886,089	580,655,620
Depreciation and amortization expenses	740,171,099	726,861,191	759,304,007
Transportation costs	434,826,733	410,720,367	453,194,590
Repairs and maintenance expenses	257,022,582	385,416,604	405,370,162
Environment related cost	85,668,630	83,888,263	73,927,998
Commodity storage fees	24,999,282	33,037,958	34,245,243
Insurance expense	29,031,272	22,588,996	22,048,801
Vehicle usage fees	16,022,232	16,144,814	16,172,557
Others	274,543,071	277,902,909	247,538,174

	23,992,846,931	18,603,400,761	25,742,581,446

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

41	Supplement to cash flow statement

(1)	Reconciliation of net profit to cash flows from operating activities:

		2019	2020	2021
		RMB	RMB	RMB
Net profit		3,383,585,735	2,412,799,656	3,125,903,862
Add:	Losses on provision for decline in the value of inventories	9,301,069	6,787,522	65,708,654
	Impairment loss of construction in progress	16,174,792	—	61,805108
	Net reversal of impairment losses on financial assets	—	(1,040,393)	—
	Depreciation of fixed assets	623,219,961	624,149,178	645,711,963
	Amortization of intangible assets	48,746,949	53,691,786	53,436,548
	Amortization of long-term prepaid expenses	62,912,839	43,307,960	54,686,857
	Depreciation of right-of-use assets	5,291,350	5,712,267	5,468,639
	Losses on disposal of fixed assets	4,973,598	6,071,562	11,649,010
	Financial income	(297,898,782)	(23,611,698)	(111,432,469)
	Investment income	—	(58,535,901)	(46,328,616)
	Decrease / (increase) in deferred tax assets	32,744,412	—	(48,291,526)
	Increase / (decrease) in deferred tax liabilities	11,792,144	19,577,669	(32,303,370)
	Decrease / (increase) in inventories	285,221,405	91,046,499	(779,872,012)
	(Increase) / decrease in operating receivables	(65,067,135)	(117,243,028)	440,884,928
	Increase in operating payables	480,330,185	56,323,744	845,163

Net cash flows generated from operating activities		4,601,328,522	3,119,036,823	3,447,872,739

(2)	Change in cash and cash equivalents:

	2019	2020	2021
	RMB	RMB	RMB
Cash and cash equivalents at the end of the year	9,278,483,670	5,180,636,789	2,332,751,042
Less: Cash and cash equivalents at the beginning of the year	(6,817,297,044)	(9,278,483,670)	(5,180,636,789)

Net increase/ (decrease) in cash and cash equivalents	2,461,186,626	(4,097,846,881)	(2,847,885,747)

(3)	Cash and cash equivalents held by the Company are as follows:

	2019	2020	2021
	RMB	RMB	RMB
(a) Cash at bank and on hand
- Bank deposits available on demand	9,278,483,670	5,180,636,789	2,332,751,042

(b) Closing balance of cash and cash equivalents available on demand	9,278,483,670	5,180,636,789	2,332,751,042

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

42	Risk analysis for financial instruments

Financial instruments and risks

The Company’s activities expose it to a variety of financial risks: market risk (primarily foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

(1)	Market risk

(a)	Foreign exchange risk

The Company’s major operational activities are carried out in Mainland China. Sales transactions are mainly denominated in RMB while purchase transactions are mainly denominated in USD and RMB. The Company is exposed to foreign exchange risk arising from the recognized assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Company’s finance department is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimize the foreign exchange risk. Therefore, the Company may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During 2020 and 2021, the Company did not enter into any forward exchange contracts or currency swap contracts.

The financial assets and the financial liabilities denominated in foreign currencies, which are held by the Company, whose recording currencies are RMB, are expressed in RMB as at 31 December 2020 and 2021 as follows:

	31 December 2020
	USD	EUR	Total
Financial assets denominated in foreign currency - Cash at bank and on hand	36,202,781	—	36,202,781
Financial liabilities denominated in foreign currency - Payables	(159,470,892)	(2,789,010)	(162,259,902)

Net balance sheet exposure	(123,268,111)	(2,789,010)	(126,057,121)

	31 December 2021
	USD	EUR	Total
Financial assets denominated in foreign currency - Cash at bank and on hand	36,039,789	—	36,039,789
Financial liabilities denominated in foreign currency - Payables	(214,584,414)	(724,528)	(215,308,942)

Net balance sheet exposure	(178,544,625)	(724,528)	(179,269,153)

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

As at 31 December 2021, if the RMB had strengthened/weakened by 10% against the USD while all other variables had been held constant, the Company’s net profit for the year would have been approximately RMB 13,390,847 (31 December 2020: approximately RMB 9,245,108 lower/higher) lower/higher for various financial assets and liabilities denominated in USD.

(b)	Interest rate risk

The interest rate risk of the Company is mainly generated by short-term loan. Financial liabilities with floating interest rate make the Company face interest rate risk of cash flow, while financial liabilities with fixed interest rate make the Company face interest rate risk of fair value. The Company determines the relative proportions of fixed and floating rate contracts in accordance with prevailing market conditions. As at 31 December 2021, the Company had no interest bearing borrowing (31 December 2020: Nil).

The financial department of the Company headquarters continuously monitors the interest rate level of the Company. Higher interest rates would increase the cost of the new interest-bearing debt and the Company has not yet been paid to the floating interest at a pre-determined rate of interest-bearing debt payments, and our Company’s financial performance have a significant adverse impact, management is on the basis of the latest market situation to adjust in time, the adjustment of interest rate swap arrangements may be carried out to reduce the interest rate risk. There is no interest rate swap arrangement for the Company in 2019, 2020 and 2021.

(2)	Credit risk

Credit risk is managed on the grouping basis. Credit risk mainly arises from cash at bank, accounts receivable, other receivables and notes receivable.

The Company expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Company has policies to limit the credit exposure on accounts receivable, other receivables and notes receivable. The Company assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Company. In respect of customers with a poor credit history, the Company will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Company is limited to a controllable extent.

As at 31 December 2020 and 2021, the Company has no collateral or other credit enhancement held as a result of a material debtor’s mortgage.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

(3)	Liquidity risk

Cash flow forecasting is performed by the Company. The Company monitors the Company’s short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Company does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

The financial liabilities of the Company at the balance sheet date are analyzed by their maturity dates below at their undiscounted contractual cash flows:

	31 December 2020
	Within 1 year	1 to 2 years	1 to 2 years	Over 5 years	Total
	RMB	RMB	RMB	RMB	RMB
Accounts payable	1,289,854,156	—	—	—	1,289,854,156
Other payables	9,800,936	—	—	—	9,800,936
Lease liabilities	5,464,195	116,496	67,956	—	5,648,647

	1,305,119,287	116,496	67,956	—	1,305,303,739

	31 December 2021
	Within 1 year	1 to 2 years	1 to 2 years	Over 5 years	Total
	RMB	RMB	RMB	RMB	RMB
Accounts payable	1,787,137,217	—	—	—	1,787,137,217
Other payables	2,755,463,900	—	—	—	2,755,463,900
Lease liabilities	116,496	67,956	—	—	184,452

	4,542,717,613	67,956	—	—	4,542,785,569

As at 31 December 2021, the Company had no lease payments related to lease contracts which had been signed but not been executed (as at 31 December 2020: Nil).

43	Fair value estimation

(1)	Assets and liabilities measured at fair value

The following table presents the fair value information and the fair value hierarchy, at the end of the current reporting period, of the Company’s assets and liabilities which are measured at fair value at each balance sheet date on a recurring or non-recurring basis. The level in which fair value measurement is categorized is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement. The levels of inputs are defined as follows:

Level 1 inputs:	unadjusted quoted prices in active markets that are observable at the measurement date for identical assets or liabilities;

Level 2 inputs:	inputs other than Level 1 inputs that are either directly or indirectly observable for underlying assets or liabilities;

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

Level 3 inputs:	inputs that are unobservable for underlying assets or liabilities.

		31 December 2020
	Note	Level 1 fair value measurements	Level 2 fair value measurements	Level 3 fair value measurements	Total
		RMB	RMB	RMB	RMB
Financial assets
Financial assets at fair value through other comprehensive income-Notes receivable	8	—	501,351,308	—	501,351,308

		31 December 2021
	Note	Level 1 fair value measurements	Level 2 fair value measurements	Level 3 fair value measurements	Total
		RMB	RMB	RMB	RMB
Financial assets
Financial assets at fair value through other comprehensive income-Notes receivable	8	—	260,065,209	—	260,065,209

(2)	Fair value of other financial instruments (items not measured at fair value at the end of the year)

The Company’s financial assets and liabilities measured at amortized cost mainly include notes receivable, receivables, other current assets and payables.

As at 31 December 2020 and 2021, the carrying amount of the financial assets and liabilities not measured at fair value is a reasonable approximation of their fair value.

44	Capital management

The Company’s capital management policies aim to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, or sell assets to reduce debts.

The Company’s total capital is calculated as ‘owners’ equity’ as shown in the balance sheet. The Company is not subject to external mandatory capital requirements, and monitors capital on the basis of gearing ratio.

As at 31 December 2020 and 2021, the gearing ratios of the Company were as follows:

	31 December 2020	31 December 2021
Gearing ratio	17.03%	46.04%

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

45	Commitments

As at 31 December, the capital commitments of the Company are summarized as follows:

Item	2020	2021
	RMB	RMB
Contracts for acquisition of fixed assets being or to be executed	90,326,308	47,874,261

46	Subsequent event

(1)	Distributions of profit in cash approved after the balance sheet date

The Board of Directors approved on 28 February 2022 a distribution of profit in cash totalling RMB 2,772,190,652, including distribution of profit in cash to Sinopec Corp. of RMB 831,657,196, distribution of profit in cash to Sinopec Shanghai Petrochemical Company Limited of RMB 554,438,130, and distribution of profit in cash to Sinopec Shanghai Gaoqiao Petrochemical Company Limited of RMB 1,386,095,326. This distribution of profit in cash has not been recognised as a liability at the balance sheet date. The above profit distributions to owners are in accordance with their actual ratios of contribution to the registered capital.

47	Related parties and related party transactions

(1)	Information about the investor of the Company is listed as follows:

Investor name	Registered place	Business nature	31 December 2020 and 2021 Shareholding percentage
Sinopec Corp.	Beijing, the PRC	Oil and gas exploration, development, production and marketing, crude oil processing, oil products production, trading and distribution	30%
Sinopec Shanghai Petrochemical Company Limited	Shanghai, the PRC	Crude oil processing, petroleum products, chemical products and synthetic fibres, etc.	20%
Sinopec Shanghai Gaoqiao Petrochemical Company Limited	Shanghai, the PRC	Crude oil processing, petroleum products, chemical products and storage, etc.	50%

(2)	Nature of related parties that do not control or are not controlled by the Company

Name of entity	Relationship with the Company
China Petroleum and Chemical Corporation Zhenhai Refining Branch	Branch of Sinopec Corp.
China International United Petroleum and Chemical Company Limited	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Corporation Jinling Branch	Branch of Sinopec Corp.
Sinopec Qingdao Refining&Chemical Company Limited	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Corporation Guangzhou Branch	Branch of Sinopec Corp.
China Jinshan Associated Trading Corporation	Subsidiary of SPC
Shanghai Jinshan Hotel Co., Ltd.	Subsidiary of SPCL
Sinopec Chemical Commercial Holding Company Limited Huadong Branch	Subsidiary of Sinopec Corp.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

Name of entity	Relationship with the Company
Shanghai Leader Catalyst Company Limited	Subsidiary of Sinopec Corp.
Sinopec Catalyst Company Limited Shanghai Branch	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Corporation Beijing Yanshan Branch	Branch of Sinopec Corp.
Nanjing Yangzi Petrochemical Refining Company Limited	Subsidiary of Sinopec Corp.
Sinopec Catalyst Company Limited Beijing AUDA Branch	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Corporation Shanghai Petrol-Chemical Industry Institute	Subsidiary of Sinopec Corp.
BASF-YPC. Shanghai Company Limited	Joint venture of Gaoqiao Petrochemical
Petro-Cyber Works Information Technology Company Limited	Subsidiary of Sinopec Corp.
Sinopec Hainan Petrochemical Co., Ltd.	Subsidiary of Sinopec Corp.
Sinopec Catalyst Company Limited Nanjing Branch	Subsidiary of Sinopec Corp.
Sinopec Beijing Catalyst Company Limited	Subsidiary of Sinopec Corp.
BASF Gaoqiao Specialty Chemicals (Shanghai) Company Limited	Associated Company of Gaoqiao Petrochemical
Shanghai Sinopec Mitsui Elastomers Company Limited	Associated Company of Gaoqiao Petrochemical

(2)	Nature of related parties that do not control or are not controlled by the Company (continued)

Name of entity	Relationship with the Company
Sinopec Shanghai Sales Company Limited	Subsidiary of Sinopec Corp.
Shanghai Jinchang Engineering Plastics Company Limited	Subsidiary of SPC
China Petrochemical International Tianjin Company Limited	Subsidiary of Sinopec Corp.
Yihua Bona Fabric Company Limited	Joint venture of Sinopec Corp.
Petrochemical Engineering Quality Supervision Station	Subsidiary of Sinopec Corp.
Sinopec Ningbo Engineering Company Limited Shanghai Branch	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Co., Ltd., QILU Branch	Subsidiary of Sinopec Corp.
China Sinopec Corporation Qingdao Institute of Safety Engineering	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Corporation Beijing Research Institute of Chemical Industries	Subsidiary of Sinopec Corp.
Information Technology Branch of Sinopec Refining and Chemical Engineering (Group) Co., Ltd.	Subsidiary of Sinopec Corp.
Sinopec Tendering Company Limited	Subsidiary of Sinopec Corp.
Sinopec Consulting Company Limited	Subsidiary of Sinopec Corp.
Shanghai Petrochemical Machinery Manufacturing Company Limited	Subsidiary of Sinopec Corp.
Sinopec Publishing House Co., Ltd.	Subsidiary of Sinopec Corp.
Sinopec Europa Gmbh	Subsidiary of Sinopec Corp.
China petrochemical International Enterprise Company Limited Ningbo Bidding Center	Subsidiary of Sinopec Corp.
Shanghai Chemical Industry Park Logistics Company Limited	Joint venture of SPC
Sinopec Nanjing Engineering Company Limited	Subsidiary of Sinopec Corp.
Shanghai Dongfang Engineering Consultants Co., Ltd.	Subsidiary of Sinopec Corp.
Shanghai Huayi Information Technology Company Limited	Joint venture of Sinopec Corp.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

(3)	Significant related party transactions

The Company’s pricing on products sold to related parties and raw materials purchased from related parties is negotiated by both parties.

(a)	Significant related party transactions

Sales of goods

	2019	2020	2021
	RMB	RMB	RMB
Sinopec Shanghai Petrochemical Company Limited	3,264,999,401	2,469,008,549	3,096,709,578
Sinopec Shanghai Gaoqiao Petrochemical Company Limited	2,092,647,270	1,609,838,063	2,344,682,615
Shanghai Sinopec Mitsui Elastomers Company Limited	424,750,545	313,324,007	542,433,412
China Jinshan Associated Trading Corporation	369,403,703	300,543,910	395,108,984
Sinopec Chemical Commercial Holding Company Limited Huadong Branch	187,725,566	137,036,739	104,461,770
Sinopec Shanghai Sales Company Limited	—	—	9,369,061
Shanghai Jinchang Engineering Plastics Company Limited	—	2,274,336	1,606,018
China Petrochemical International Tianjin Company Limited	68,242,405	11,467,671	—
Yihua Bona Fabric Company Limited	19,537,977	1,428,761	—

Total	6,427,306,867	4,844,922,036	6,494,371,438

Purchase of goods

	2019	2020	2021
	RMB	RMB	RMB
China Petroleum and Chemical Corporation Zhenhai Refining Branch	3,304,883,614	1,886,994,055	5,055,451,144
Sinopec Shanghai Gaoqiao Petrochemical Company Limited	2,910,396,011	2,416,640,786	3,500,853,274
Sinopec Shanghai Petrochemical Company Limited	1,907,624,450	1,214,059,295	2,806,216,204
Shanghai Jinshan Hotel Co., Ltd.	—	—	143,386
China International United Petroleum and Chemical Company Limited	1,172,266,702	1,789,430,831	1,774,208,796

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

China Petroleum and Chemical Corporation Jinling Branch	1,506,898,808	1,350,625,256	1,605,310,945
Sinopec Qingdao Refining&Chemical Company Limited	234,080,117	576,192,296	1,133,704,017
China Petroleum and Chemical Corporation Guangzhou Branch	1,025,342,177	431,135,789	992,405,630
China Jinshan Associated Trading Corporation	760,261,652	511,087,351	745,813,800
Sinopec Chemical Commercial Holding Company Limited Huadong Branch	1,458,417,305	1,285,275,149	611,974,256
Shanghai Leader Catalyst Company Limited	36,235,654	33,549,209	32,657,746
Sinopec Catalyst Company Limited Shanghai Branch	33,933,647	21,991,150	23,561,947
China Petroleum and Chemical Corporation Beijing Yanshan Branch	16,357,331	12,927,351	19,934,903
Nanjing Yangzi Petrochemical Refining Company Limited	13,018,804	13,123,737	13,593,346
Sinopec Catalyst Company Limited Beijing AUDA Branch	12,932,621	14,549,120	13,243,628
China Petroleum and Chemical Corporation Shanghai Petrol-Chemical Industry Institute	—	—	1,979,555
BASF-YPC. Shanghai Company Limited	—	—	1,506,970
Petro-Cyber Works Information Technology Company Limited	—	83,894	197,124
Sinopec Hainan Petrochemical Co., Ltd.	—	160,937,378	—
Sinopec Catalyst Company Limited Nanjing Branch	—	2,653,805	—
Sinopec Beijing Catalyst Company Limited	5,898,896	1,235,865	—
BASF Gaoqiao Specialty Chemicals (Shanghai) Company Limited	7,814,924	157,678	—
Shanghai Jinshan Trading Corporation	32,366,400

Total	14,438,729,113	11,722,649,995	18,332,756,671

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

Purchasing engineering construction and maintenance services

	2019	2020	2021
	RMB	RMB	RMB
Sinopec Engineering Incorporation	9,435,934	3,481,030	30,735,660
Sinopec Shanghai Engineering Company Limited	70,204,357	3,614,528	8,913,236
Sinopec Ningbo Engineering Company Limited	329,079	6,531,069	3,570,813
Sinopec Ningbo Engineering Company Limited Shanghai Jinshan Branch	18,939,059	5,231,665	3,150,482
Petrochemical Engineering Quality Supervision Station	72,075	499,900	280,300
Sinopec Ningbo Engineering Company Limited Shanghai Branch	—	—	244,268
China Petroleum and Chemical Co., Ltd., QILU Branch	—	—	216,981
Shanghai Chemical Industry Park Logistics Company Limited	—	2,293,009	—
Sinopec Nanjing Engineering Company Limited	1,220,197	441,742	—
Shanghai Dongfang Engineering Consultants Co., Ltd.	—	299,444	—
Sinopec Consulting Company Limited	754,717	—	—
Shanghai Petrochemical Machinery Manufacturing Company Limited	150,094	—	—

Total	101,105,512	22,392,387	47,111,740

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

Rental expenses

	2019	2020	2021
	RMB	RMB	RMB
Sinopec Shanghai Petrochemical Company Limited	2,050,914	2,050,914	2,038,814

Issuing entrusted loan

	2019	2020	2021
	RMB	RMB	RMB
Sinopec Corp.	—	4,000,000,000	—

Recovering entrusted loan

	2019	2020	2021
	RMB	RMB	RMB
Sinopec Corp.	—	2,000,000,000	2,000,000,000

Interest income from entrusted loans

	2019	2020	2021
	RMB	RMB	RMB
Sinopec Corp.	—	58,535,901	46,328,616

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

Consulting service fee

	2019	2020	2021
	RMB	RMB	RMB
Petro-Cyber Works Information Technology Company Limited	3,101,213	23,148,656	14,597,690
China Sinopec Corporation Qingdao Institute of Safety Engineering	2,800,853	3,468,491	2,076,967
China Petroleum and Chemical Corporation Beijing Research Institute of Chemical Industries	1,603,774	1,186,151	558,019
Information Technology Branch of Sinopec Refining and Chemical Engineering (Group) Co., Ltd.	—	—	138,867
Sinopec Tendering Company Limited	—	189,761	94,340
Sinopec Consulting Company Limited	—	—	87,264
Shanghai Petrochemical Machinery Manufacturing Company Limited	—	—	84,528
Sinopec Publishing House Co., Ltd.	—	—	45,871
Sinopec Europa Gmbh	—	576,088	17,369
Shanghai Chemical Industry Park Logistics Company Limited	939,881	1,309,586	—

Sinopec Ningbo Engineering Company Limited	—	188,679	—
China petrochemical International Enterprise Company Limited Ningbo Bidding Center	—	39,057	—
Shanghai Huayi Information Technology Company Limited	7,390,272	—	—

Total	15,835,993	30,106,469	17,700,915

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

Transportation service fee

	2019	2020	2021
	RMB	RMB	RMB
Shanghai Chemical Industry Park Logistics Company Limited	109,660,856	114,227,900	115,224,861

The above transactions with related parties were conducted under normal commercial terms or relevant agreements.

(b)	The balances of transactions with related parties as at 31 December are set out as follows:

Accounts receivable

	2020	2021
	RMB	RMB
Shanghai Sinopec Mitsui Elastomers Company Limited	23,901,121	24,609,303
China Jinshan Associated Trading Corporation	15,489,177	5,663,355
Sinopec Chemical Commercial Holding Company Limited Huadong Branch	25,082,111	2,232,207
Sinopec Shanghai Sales Company Limited	—	1,345,776
Sinopec Shanghai Petrochemical Company Limited	89,572,562	—

Total	154,044,971	33,850,641

Financial assets at fair value through other comprehensive income

	2020	2021
	RMB	RMB
China Jinshan Associated Trading Corporation	—	24,480,000
Sinopec Chemical Commercial Holding Company Limited Huadong Branch	33,000,000	—

Total	33,000,000	24,480,000

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

Advances to suppliers

	2020	2021
	RMB	RMB
Sinopec Beijing Catalyst Company Limited	—	18,280,685

Other current assets-entrusted loans

	2020	2021
	RMB	RMB
Sinopec Corp.	2,000,000,000	—

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

Contract Liabilities

	2020	2021
	RMB	RMB
China Jinshan Associated Trading Corporation	—	1,374,802
Yihua Bona Fabric Company Limited	80,387	—
Shanghai Jinchang Engineering Plastics Company Limited	6,240	—

Total	86,627	1,374,802

Accounts payable

	2020	2021
	RMB	RMB
China Petroleum and Chemical Corporation Zhenhai Refining Branch	121,567,901	410,286,919
China International United Petroleum and Chemical Company Limited	124,320,184	164,575,394
Sinopec Shanghai Gaoqiao Petrochemical Company Limited	41,432,579	130,646,973
Sinopec Qingdao Refining&Chemical Company Limited	42,359,460	74,953,420
Sinopec Shanghai Petrochemical Company Limited	12,675,237	22,363,326
Sinopec Catalyst Company Limited Shanghai Branch	12,341,998	17,258,591
Sinopec Chemical Commercial Holding Company Limited Huadong Branch	63,990,530	17,203,042
Shanghai Chemical Industry Park Logistics Company Limited	17,033,990	16,564,103
China Petroleum and Chemical Corporation Jinling Branch	77,117,560	8,361,978
Sinopec Catalyst Company Limited Beijing AUDA Branch	4,849,699	5,160,796
Shanghai Leader Catalyst Company Limited	9,028,567	3,515,961
Sinopec Engineering Incorporation	3,481,030	3,481,030
Sinopec Ningbo Engineering Company Limited	4,254,440	2,335,709
Sinopec Shanghai Engineering Company Limited	2,483,579	1,874,373
China Jinshan Associated Trading Corporation	23,089,682	1,585,234

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

Petro-Cyber Works Information Technology Company Limited	18,593,553	1,518,474
Nanjing Yangzi Petrochemical Refining Company Limited	1,257,138	1,456,195
Sinopec Beijing Catalyst Company Limited	1,235,865	1,235,865
China Petroleum and Chemical Corporation Beijing Research Institute of Chemical Industries	591,000	591,000
BASF-YPC. Shanghai Company Limited	—	355,500
China Petroleum and Chemical Corporation Shanghai Petrol-Chemical Industry Insti Tute	—	349,904
Sinopec Ningbo Engineering Company Limited Shanghai Jinshan Branch	5,431,441	158,500
Sinopec Nanjing Engineering Company Limited	751,454	77,403
Sinopec Publishing House Co., Ltd.	—	45,871
China Petroleum and Chemical Corporation Guangzhou Branch	11,479,100	—
Sinopec Catalyst Company Limited Nanjing Branch	2,653,805	—
Shanghai Dongfang Engineering Consultants Co., Ltd.	299,444	—
China Sinopec Corporation Qingdao Institute of Safety Engineering	271,321	—
Shanghai Huayi Information Technology Company Limited	241,662	—
Basf Gaoqiao Specialty Chemicals (Shanghai) Company Limited	157,678	—
Petrochemical Engineering Quality Supervision Station	156,000	—
Sinopec Hainan Petrochemical Co., Ltd.	76,838	—
China Petroleum and Chemical Corporation Beijing Yanshan Branch	3,790	—

Total	603,226,525	885,955,561

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

48	Reconciliation to United States generally accepted accounting principles

The financial statements have been prepared in accordance with Accounting Standards for Business Enterprises in the People’s Republic of China (“CAS”), which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences are described in the reconciliation tables below. Other differences do not have a significant effect on either net profit or owners’ equity. The effects of the significant adjustments to net profit for the years ended 31 December 2019, 2020 and 2021 which would be required if U.S. GAAP were to be applied instead of CAS are summarized as follows:

	2019	2020	2021
	RMB	RMB	RMB
Net profit under CAS	3,383,585,735	2,412,799,656	3,125,903,862
Adjustments:
Employees’ bonus and welfare fund (a)	(500,000)	(148,099)	—

Net profit under U.S. GAAP	3,383,085,735	2,412,651,557	3,125,903,862

The effects of the significant adjustments to owners’ equity as at 31 December 2020 and 2021 which would be required if U.S. GAAP were to be applied instead of CAS are summarized as follows:

	2020	2021
	RMB	RMB
Owners’ equity under CAS	13,714,154,878	6,367,541,407
Adjustments:
Employees’ bonus and welfare fund (a)	76,283,722	76,283,722

Owners’ equity under U.S. GAAP	13,790,438,600	6,443,825,129

(a)	Employees’ bonus and welfare fund

In accordance with the Law of the PRC on Chinese-Foreign Equity Joint Ventures and the Company’s Articles of Association, the Company appropriated the employees’ bonus and welfare fund of net profit after setting off accumulated losses of previous years and before profit distributions to the investors.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2019, 2020 AND 2021 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2021 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(EXPRESSED IN RENMINBI YUAN)

The employees’ bonus and welfare fund is restricted to fund payments of special bonus to employees and for the collective welfare of employees. None of it is allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can it be distributed except under liquidation.

Under CAS, appropriation of the employees’ bonus and welfare fund is a liability in nature and accounted for as a transfer from undistributed profits to employees’ bonus and welfare fund, a liability account. Subsequent payment is accounted for as a release of the Company’s liability.

Under U.S. GAAP, appropriation to the employees’ bonus and welfare fund is accounted for as a transfer from undistributed profits to the statutory reserves. Subsequent payment is accounted for as expenses or assets based on the usage of the payment, and proportionate undistributed profits and the statutory reserves are reversed concurrently.